SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2017

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-212021 and 333-212643; and the Registrant’s Form S-8 Registration Statement File No. 333-213284.

RADA ELECTRONIC INDUSTRIES LTD.

RADA ANNOUNCES RESULTS OF EXTRAORDINARY MEETING

On January 15, 2017,  Rada Electronic Industries Ltd.  (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, the Company's shareholders approved the following resolutions:

(1)	To approve amendments to the terms of employment of Mr. Zvika Alon, the Comapny's former Chief Executive Officer;

(2)	To approve the terms of employment of Mr. Dov Sella, the Company's new Chief Executive Officer;

(3)	To approve the terms of employment of Mr. Yossi Ben Shalom as the Executive Chairman of the Company's Board of Directors; and

(4)	To approve the payment of a commission to Mr. Israel Livnat, a member of the Company's Board of Directors, with respect to certain transactions of the Company.

            Only shareholders of record as of the close of business on  December 9, 2016 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/Dov Sella
Dov Sella
Chief Executive Officer

Date:  January 18, 2017